UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras promotes advances in the governance system

Rio de Janeiro, August 14, 2019 – Petróleo Brasileiro S.A. – Petrobras informs that it continuously improves its governance system, in compliance with the best market practices, with the objective of strengthening internal controls and the efficiency of the decision making process, which is fundamental in a competitive business environment.

The company conducted a diagnosis, approved by the Executive Board and the Board of Directors (“B of D”), which evaluated benchmarks with its industry peers and other large and publicly traded companies, state or private. The study revealed that there were too many meetings of Petrobras B of D, as well as its statutory advisory committees.

According to the Brazilian Institute of Corporate Governance (IBGC), the recommendation is that the B of D meetings take place at least quarterly and at most monthly. The IBGC also mentions that excessive committees or undue duplication of internal functions within the company should be avoided. However, Petrobras B of D held 57 meetings during 2018, significantly higher than its international peers or publicly traded companies. By way of comparison, in 2017, the oil and gas companies analyzed held an average of eight B of D meetings per year. In addition, the advisory committees held more than 200 meetings in 2018.

From the diagnosis, the company identified the operational and routine matters that were being taken for the B of D deliberation and could be approved in other instances, without compromising the already established internal controls. Thus, only a few levels of competence have been revised to increase the efficiency, agility and accountability of the decision making process.

The B of D remains responsible for the final approval of key projects and strategic matters, such as the Business and Management Plan, annual debt limit, annual budget, top metrics, among others. For example, the final approval of investment projects above US$ 1 billion is still being made by the B of D, while the technical decisions prior to this approval are now deliberated by the Executive Board following multidisciplinary review by technical committees. For divestment projects, the B of D approval threshold went from US$ 20 million to US$ 200 million. Additionally, any divestment that entails loss of control or sale of Petrobras’ interest in the company will continue to be decided by the Board of Directors.

These adjustments are intended to increase board members’ focus on strategic and long-term decisions and were preceded by careful assessment to ensure best governance and compliance practices.

Recognition

Petrobras’ governance and compliance mechanisms are widely recognized by the market and institutions linked to the sector. Last Friday (08/09/2019), for example, Petrobras was awarded as one of the companies with the highest levels of governance among public companies and federal mixed-economy companies. For the fourth consecutive edition, the company was rated with the highest grade in the Governance Indicator of the Secretariat of Coordination and Governance of State-Owned Enterprises (IG-Sest), obtaining grade 10 in all evaluated items.

In addition, Petrobras participates in B3’s Level 2 special listing segment, the highest level of corporate governance of the Brazilian Stock Exchange for companies with preferred shares.

Recognition of Petrobras governance measures is also shared by public opinion. The RepTrak Reputation Survey showed a 27% increase in the assessment of Petrobras’s Governance and Ethics dimension in the first half of 2019. It was the fastest growing indicator this year, in which the population evaluates if Petrobras is an ethical, transparent and correct company in the way of doing business and implement actions to prevent and combat corruption. RepTrak Deep Dive is a reputation assessment methodology developed by the Reputation Institute, which conducts quarterly surveys with approximately 1,300 people to track the company’s reputation-related indicators.

Petrobras is focused on consolidating itself as a world-class company by implementing a transformation agenda that is able to eliminate the performance gap that separates it from the best global oil companies. Therefore, it invests in portfolio management in order to prioritize projects that create value and generate resources for more investments, creating a new sustainable growth cycle, maintaining focus on best governance and compliance practices, respect for the environment and the safety of our operations.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Andrea Marques de Almeida
Andrea Marques de Almeida
Chief Financial Officer and Investor Relations Officer